Filed pursuant to Rule 433

Registration No. 333-222648

March 7, 2018

Assurant, Inc.

Offering of

2,500,000 Shares of 6.50% Series D Mandatory Convertible Preferred Stock

(the “Offering”)

This pricing term sheet relates to the Offering and should be read together with (i) the preliminary prospectus supplement dated March 6, 2018 relating to the Offering (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and (ii) the related base prospectus dated January 22, 2018, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration No. 333-222648. The Offering is not conditioned on the consummation of the TWG Acquisition. Terms not defined in this pricing term sheet have the meanings given to such terms in the Preliminary Prospectus Supplement.

Issuer:	Assurant, Inc., a Delaware corporation.

Ticker / Exchange for the Common Stock:	AIZ / The New York Stock Exchange (“NYSE”).

Trade Date:	March 8, 2017.

Settlement Date:	March 12, 2017.

Title of Securities:	6.50% Series D Mandatory Convertible Preferred Stock, par value $1.00 per share (the “Mandatory Convertible Preferred Stock”).

Mandatory Convertible Preferred Stock Offered:	2,500,000 shares.

Underwriters’ Option to Purchase Additional Shares of Mandatory Convertible Preferred Stock:	Up to 375,000 additional shares, solely to cover over-allotments.

Public Offering Price:	$100.00 per share.

Underwriting Discount:	$3.50 per share.

Net Proceeds (before expenses):	Approximately $241.3 million (or approximately $277.4 million if the underwriters exercise their option to purchase additional shares of Mandatory Convertible Preferred Stock in full).

Liquidation Preference:	$100.00 per share.

Dividends:	6.50% per annum of the liquidation preference of $100.00 per share of the Mandatory Convertible Preferred Stock. Dividends will accumulate from the Settlement Date (as defined above) and, to the extent that the Issuer’s board of directors, or an authorized committee thereof, declares (out of funds legally available for payment in the case of dividends paid in cash or if legally permitted to be issued in the case of dividends paid in shares of Common Stock) a dividend payable with respect to the Mandatory Convertible Preferred Stock, the Issuer will pay such dividends in cash, by delivery of shares of Common Stock or through any combination of cash and shares of Common Stock, as determined by the Issuer in its sole discretion (subject to certain limitations).

The expected dividend payable on the first dividend payment date of June 15, 2018 is approximately $1.6792 per share of Mandatory Convertible Preferred Stock. Each subsequent dividend is expected to be $1.6250 per share of Mandatory Convertible Preferred Stock.

Dividend Payment Dates:	March 15, June 15, September 15 and December 15 of each year, commencing on June 15, 2018 and ending on, and including, March 15, 2021.

Dividend Record Dates:	The March 1, June 1, September 1 and December 1 immediately preceding the relevant Dividend Payment Date.

Acquisition Termination Redemption:	If the TWG Acquisition has not closed on or prior to 5:00 p.m., New York City time, on December 17, 2018 or if an Acquisition Termination Event occurs, the Issuer may, at its option, give notice of an acquisition termination redemption to the holders of the shares of Mandatory Convertible Preferred Stock. If the Issuer provides such notice, then, on the Acquisition Termination Redemption Date, the Issuer will redeem the shares of Mandatory Convertible Preferred Stock, in whole but not in part, at a redemption amount per share of Mandatory Convertible Preferred Stock equal to the Acquisition Termination Make-whole Amount.

Mandatory Conversion Date:	The second Business Day immediately following the last Trading Day of the Settlement Period. The Mandatory Conversion Date is expected to be March 15, 2021.

Initial Price:	Equal to $100.00, divided by the Maximum Conversion Rate (as defined below), which is approximately $89.0869.

Threshold Appreciation Price:	Equal to $100.00, divided by the Minimum Conversion Rate (as defined below), which is approximately $106.9061 and represents a premium of approximately 20% over the Initial Price.

Floor Price:	Initially $31.1804 (approximately 35% of the Initial Price), subject to adjustment as described in the Preliminary Prospectus Supplement.

Conversion Rate:	The conversion rate for each share of Mandatory Convertible Preferred Stock will not be more than 1.1225 shares of Common Stock and not less than 0.9354 shares of Common Stock (respectively, the “Maximum Conversion Rate” and “Minimum Conversion Rate”), depending on the Applicable Market Value of the Common Stock, as described below. The Maximum Conversion Rate and the Minimum Conversion Rate are subject to adjustment as described in the Preliminary Prospectus Supplement.

The following table illustrates the conversion rate per share of the Mandatory Convertible Preferred Stock, subject to certain anti-dilution adjustments described in the Preliminary Prospectus Supplement, based on the Applicable Market Value of the Common Stock:

	Applicable Market Value of the Common Stock	Conversion Rate per Share of Mandatory Convertible Preferred Stock

	Greater than the Threshold Appreciation Price	0.9354 shares of Common Stock, which is the Minimum Conversion Rate

	Equal to or less than the Threshold Appreciation Price but greater than or equal to the Initial Price	Between 0.9354 and 1.1225 shares of Common Stock, determined by dividing $100.00 by the Applicable Market Value

	Less than the Initial Price	1.1225 shares of Common Stock, which is the Maximum Conversion Rate.

Early Conversion at the Option of the Holder:	Other than during a Fundamental Change Conversion Period, at any time prior to March 15, 2021, a holder of Mandatory Convertible Preferred Stock may elect to convert such holder’s shares of Mandatory Convertible Preferred Stock, in whole or in part, at the Minimum Conversion Rate.

Conversion at the Option of the Holder Upon a Fundamental Change:	If a Fundamental Change occurs on or prior to March 15, 2021, holders of the Mandatory Convertible Preferred Stock will have the right to convert their shares of Mandatory Convertible Preferred Stock, in whole or in part, into shares of Common Stock (or Units of Exchange Property as described in the Preliminary Prospectus Supplement) at the Fundamental Change Conversion Rate during the Fundamental Change Conversion Period.

The following table sets forth the Fundamental Change Conversion Rate per share of Mandatory Convertible Preferred Stock based on the Fundamental Change Effective Date and the Fundamental Change Share Price:

	Fundamental Change Share Price
Fundamental Change Effective Date	$25.00	$50.00	$75.00	$89.0869	$93.00	$100.00	$106.9061	$120.00	$145.00	$175.00	$225.00	$250.00	$300.00
March 12, 2018	1.0253	0.9985	0.9616	0.9392	0.9331	0.9224	0.9129	0.8989	0.8859	0.8827	0.8843	0.8853	0.8871
March 15, 2019	1.0572	1.0388	1.0026	0.9737	0.9653	0.9503	0.9369	0.9171	0.9053	0.9063	0.9090	0.9101	0.9120
March 15, 2020	1.0921	1.0868	1.0568	1.0172	1.0039	0.9796	0.9588	0.9340	0.9282	0.9318	0.9346	0.9356	0.9375
March 15, 2021	1.1225	1.1225	1.1225	1.1225	1.0753	1.0000	0.9354	0.9354	0.9354	0.9354	0.9354	0.9354	0.9354

The exact Fundamental Change Effective Date and Fundamental Change Share Price may not be set forth in the table, in which case:

•

if the Fundamental Change Share Price is between two Fundamental Change Share Prices in the table or the Fundamental Change Effective Date is between two Fundamental Change Effective Dates in the table, the Fundamental Change

Conversion Rate will be determined by a straight-line interpolation between the Fundamental Change Conversion Rates set forth for the higher and lower Fundamental Change Share Price amounts and the earlier and later Fundamental Change Effective Dates, as applicable, based on a 365 or 366-day year, as applicable;

•	if the Fundamental Change Share Price is greater than $300.00 per share (subject to adjustment in the same manner as the Fundamental Change Share Prices set forth in the column headings of the table above), then the Fundamental Change Conversion Rate will be the Minimum Conversion Rate; and

•	if the Fundamental Change Share Price is less than $25.00 per share (subject to adjustment in the same manner as the Fundamental Change Share Prices set forth in the column headings of the table above), then the Fundamental Change Conversion Rate will be the Maximum Conversion Rate.

Discount Rate for Purposes of Fundamental Change Dividend Make-whole Amount:	The discount rate for purposes of determining the “Fundamental Change Dividend Make-whole Amount” (as defined in the Preliminary Prospectus Supplement) is 6.50% per annum.

Listing:	The Issuer intends to apply to list the Mandatory Convertible Preferred Stock on NYSE under the symbol “AIZP” and, if approved, the Issuer expects trading to commence within 30 days of the Initial Issue Date.

CUSIP / ISIN for the Mandatory Convertible Preferred Stock:	04621X 207 / US04621X2071

Joint Book-Running Managers:	Morgan Stanley & Co. LLC

J.P. Morgan Securities LLC

Wells Fargo Securities, LLC

Co-Managers	BMO Capital Markets Corp.

KeyBanc Capital Markets Inc.

U.S. Bancorp Investments, Inc.

The Issuer has filed a registration statement (including a prospectus) and a Preliminary Prospectus Supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement for the offering, the prospectus in that registration statement and any other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by contacting Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014; J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Attention: Prospectus Department or by calling at (866) 803-9204; or Wells Fargo Securities, LLC, Attention: Equity Syndicate Department, 375 Park Avenue, 4th Floor, New York, New York 10152, by calling 800-326-5897 or by emailing cmclientsupport@wellsfargo.com.

This communication should be read in conjunction with the Preliminary Prospectus Supplement and the prospectus. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement or the prospectus.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.